

December 23, 2011

Lance F. Tucker
Chief Financial Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, Kentucky 40299-2367

> **Re: Papa John's International, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2010**
> **Filed on February 22, 2011**
> **File No. 000-21660**

Dear Mr. Tucker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 26, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Contractual Obligations, page 54

1. As the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company's cash requirements.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 64

2.   Please revise to reconcile net cash provided by operating activities to net income, as required by ASC 230-10-45-28, instead of net income, net of noncontrolling interests. Please provide us a copy of your intended revised presentation.

Note 14. Related Party Transactions, page 83

3.   You state that you believe rates for charter aircraft services provided by an entity owned by your chief executive officer were at competitive rates that could have been obtained from independent third parties. Whether true or not, we believe that representations about transactions with related parties should not imply that the transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Therefore, we believe you should revise to remove this assertion. Please refer to ASC 850-10-50-5.

Note 19. Segment Information, page 88

4.   We note the domestic commissaries income before income taxes for the year ending December 26, 2010 is $14.188 million. Please reconcile this amount for us to domestic commissary sales and expenses as reported on your consolidated statements of income.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief